Filed pursuant to Rule 424(b)(3)
Registration No. 333-130735
PROSPECTUS
Apartment Investment and
Management Company
8,834,582 Shares of Class A Common Stock
          Apartment Investment and Management Company is a self-administered and self-managed real estate investment trust engaged in the acquisition, ownership, management and redevelopment of apartment properties.
          This Prospectus relates to the offer and sale from time to time by certain stockholders of shares of Class A Common Stock. The registration of the shares does not necessarily mean that any of the shares will be offered or sold by the selling stockholders. We will receive no proceeds from any sales of the shares, but will incur expenses in connection with the offering. See “Selling Stockholders” and “Plan of Distribution.”
          The selling stockholders may sell the Class A Common Stock offered hereby from time to time on the New York Stock Exchange or such other national securities exchange or automated interdealer quotation system on which shares of Class A Common Stock are then listed or quoted, through negotiated transactions or otherwise at market prices prevailing at the time of the sale or at negotiated prices.
          The Class A Common Stock is listed and traded on the New York Stock Exchange under the symbol “AIV.” On January 25, 2006, the closing sale price of the Class A Common Stock on the NYSE was $41.81 per share.
          Investing in the Class A Common Stock involves certain risks. See “Risk Factors” beginning on page 2.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
January 26, 2006

You should rely only on the information contained in or incorporated by reference in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

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APARTMENT INVESTMENT AND MANAGEMENT COMPANY
          Apartment Investment and Management Company, or Aimco, is a Maryland corporation incorporated on January 10, 1994. We are a self-administered and self-managed real estate investment trust, or REIT, engaged in the acquisition, ownership, management and redevelopment of apartment properties. As of September 30, 2005, we owned or managed a real estate portfolio of 1,424 apartment properties containing 251,250 apartment units located in 47 states, the District of Columbia and Puerto Rico. As of September 30, 2005, we:
•	owned an equity interest in and consolidated 166,087 units in 651 properties (which we refer to as “consolidated”), of which 165,277 units were also managed by us;

•	owned an equity interest in and did not consolidate 38,591 units in 286 properties (which we refer to as “unconsolidated”), of which 32,406 units were also managed by us;

•	provided services or managed, for third-party owners, 46,572 units in 487 properties, primarily pursuant to long-term agreements (including 41,439 units in 434 properties that are asset managed only, and not also property managed), although in certain cases we may indirectly own generally less than one percent of the operations of such properties through a partnership syndication or other fund.
          Through our wholly owned subsidiaries, AIMCO-GP, Inc. and AIMCO-LP, Inc., we own a majority of the ownership interests in AIMCO Properties, L.P., which we refer to as the Aimco Operating Partnership. As of September 30, 2005, we held approximately a 90% interest in the common partnership units and equivalents of the Aimco Operating Partnership. We conduct substantially all of our business, and own substantially all of our assets, through the Aimco Operating Partnership. Interests in the Aimco Operating Partnership that are held by limited partners other than Aimco are referred to as OP Units. OP Units include common OP Units, partnership preferred units, or preferred OP Units, and high performance partnership units, or High Performance Units. The Aimco Operating Partnership’s income is allocated to holders of common OP Units based on the weighted average number of common OP Units and equivalents outstanding during the period. The Aimco Operating Partnership records the issuance of common OP Units and the assets acquired in purchase transactions based on the market price of Aimco’s Class A Common Stock (which we refer to as Common Stock) at the date of execution of the purchase contract. The holders of the common OP Units receive distributions, prorated from the date of issuance, in an amount equivalent to the dividends paid to holders of Common Stock. Generally after a holding period of twelve months, holders of common OP Units may redeem such units for cash or, at the Aimco Operating Partnership’s option, Common Stock.
          At September 30, 2005, 95,700,187 shares of our Common Stock were outstanding and the Aimco Operating Partnership had 10,367,386 common OP Units and equivalents outstanding for a combined total of 106,067,573 shares of Common Stock and OP Units outstanding (excluding preferred OP Units).
          Except as the context otherwise requires, “we,” “our,” “us” and the “Company” refer to Aimco, the Aimco Operating Partnership and Aimco’s consolidated corporate subsidiaries and consolidated real estate partnerships, collectively.
          Our principal executive offices are located at 4582 South Ulster Street Parkway, Suite 1100, Denver, Colorado 80237 and our telephone number is (303) 757-8101. Our website is located at www.aimco.com; the information available on our website is not incorporated into this prospectus.

RISK FACTORS
          Before you invest in the Class A Common Stock, you should be aware that there are various risks, including those described below. You should consider carefully these risk factors together with all of the other information included or incorporated by reference in this prospectus before you decide to purchase our securities.
          Some of the information in this prospectus may contain forward-looking statements. These statements can be identified by the use of forward-looking words such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue” or other similar words. These statements discuss future expectations, contain projections of results of operations or financial condition or state other “forward-looking” information. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements included or incorporated by reference in this prospectus. The risk factors noted in this section and other factors noted throughout this prospectus, including certain risks and uncertainties, could cause our actual results to differ materially from those contained in any forward-looking statement.
Changes in the real estate market may limit our ability to generate Funds From Operations.
          Our ability to make payments to our investors, including holders of Class A Common Stock, depends on our ability to generate Funds From Operations (as defined by the National Association of Real Estate Investment Trusts) in excess of required debt payments and capital expenditure requirements. Funds From Operations and the value of our properties may be adversely affected by events or conditions beyond our control, including:
•	the general economic climate;

•	competition from other apartment communities and other housing options;

•	local conditions, such as an increase in unemployment or an increase in the supply of apartments, that might adversely affect apartment occupancy or rental rates;

•	changes in governmental regulations and the related cost of compliance;

•	increases in operating costs (including real estate taxes) due to inflation and other factors, which may not be offset by increased rents;

•	changes in tax laws and housing laws, including the enactment of rent control laws or other laws regulating multifamily housing;

•	changes in interest rates and the availability of financing; and

•	the relative illiquidity of real estate investments.
If we are not able successfully to acquire, operate, redevelop and expand properties, our growth and results of operations will be adversely affected.
          The selective acquisition, redevelopment and expansion of properties are one component of our growth strategy. However, we may not be able to complete successfully transactions in the future. Although we seek to acquire, operate, redevelop and expand properties only when such activities increase our net income on a per share basis, such transactions may fail to perform in accordance with our expectations. When we redevelop or expand properties, we are subject to the risks that:
•	costs may exceed original estimates;

•	occupancy and rental rates at the property may be below our projections;

•	financing may not be available on favorable terms or at all;

•	redevelopment and leasing of the properties may not be completed on schedule; and

•	we may experience difficulty or delays in obtaining necessary zoning, land-use, building, occupancy and other governmental permits and authorizations.
We may have difficulty integrating any acquired businesses or properties.
          We have grown rapidly. Since our initial public offering in July 1994, we have completed numerous acquisition transactions, expanding our portfolio of owned or managed properties from 132 properties with 29,343 apartment units to 1,424 properties with 251,250 apartment units as of September 30, 2005. These acquisitions have included purchases of properties and interests in entities that own or manage properties, as well as corporate mergers. Our ability to successfully integrate acquired businesses and properties depends, among other things, on our ability to:
•	attract and retain qualified personnel;

•	integrate the personnel and operations of the acquired businesses;

•	maintain standards, controls, procedures and policies; and

•	maintain adequate accounting and information systems.
We can provide no assurance that we will be able to accomplish these goals and successfully integrate any acquired businesses or properties. If we fail to integrate successfully such businesses, our results of operations could be adversely affected.
We may be subject to litigation associated with partnership acquisitions that could increase our expenses and prevent completion of beneficial transactions.
          We have engaged in, and intend to continue to engage in, the selective acquisition of interests in partnerships that own apartment properties. In some cases, we have acquired the general partner of a partnership and then made an offer to acquire the limited partners’ interests in the partnership. In these transactions, we may be subject to litigation based on claims that we, as the general partner, have breached our fiduciary duty to our limited partners or that the transaction violates the relevant partnership agreement or state law. Although we intend to comply with our fiduciary obligations and the relevant partnership agreements, we may incur additional costs in connection with the defense or settlement of this type of litigation. In some cases, this type of litigation may adversely affect our desire to proceed with, or our ability to complete, a particular transaction. Any litigation of this type could also have a material adverse effect on our financial condition or results of operations.
Our existing and future debt financing could render us unable to operate, result in foreclosure on our properties or prevent us from making distributions on our equity.
          Our strategy is generally to incur debt to increase the return on our equity while maintaining acceptable interest coverage ratios. We seek to maintain a ratio of free cash flow to combined interest expense and preferred stock dividends of greater than 2:1 and to match debt maturities to the character of the assets financed. For the year ended December 31, 2004, however, we had a ratio of free cash flow to combined interest expense and preferred stock dividends of 1.5:1, and this ratio in prior periods has also deviated from our goal. In addition, our Board of Directors could change this strategy at any time and increase our leverage. Our organizational documents do not limit the amount of debt that we may incur, and we have significant amounts of debt outstanding. Payments of principal and interest may leave us with insufficient cash resources to operate our properties or pay distributions required to be paid in order to maintain our qualification as a REIT. We are also subject to the risk that our cash flow from operations will be insufficient to make required payments of principal and interest, and the risk that existing indebtedness may not be refinanced or that the terms of any refinancing will not be as favorable as the terms of existing indebtedness. If we fail to make required payments of principal and interest on any debt, our lenders could foreclose on the properties securing such debt, which would result in loss of income and asset value to us. Substantially all of the properties that we own or control are encumbered by debt.
Increases in interest rates would increase our interest expense.
          As of September 30, 2005, we had approximately $2.0 billion of variable-rate indebtedness outstanding. Based on this level of debt, an increase in interest rates of 1% would result in our income and cash flows being reduced by $20.0 million on an annual basis and could reduce our ability to service our indebtedness and make dividends or other distributions. Of the total debt subject to variable interest rates, floating rate tax-exempt bond financing was $730.2 million. Floating rate tax-exempt bond financing is benchmarked against the Bond Market Association Municipal Swap Index, or the BMA Index, which since 1981 has averaged 52.1% of the 10-year Treasury Yield. If this relationship continues, an increase in the 10- year Treasury Yield of 1% (0.52% in tax-exempt interest rates) would result in our income before minority interests and cash flows being reduced by $16.5 million on an annual basis.
Covenant restrictions may limit our ability to make payments to our investors.
          Some of our debt and other securities contain covenants that restrict our ability to make distributions or other payments to our investors unless certain criteria are satisfied. Our credit facility provides, among other things, that we may make distributions to our investors during any four fiscal quarter period in an aggregate amount that does not exceed the greater of 95% of our Funds From Operations for such period or such amount as may be necessary to maintain our REIT status.
          Our outstanding classes of preferred stock prohibit the payment of dividends on our Common Stock if we fail to pay the dividends to which the holders of the preferred stock are entitled. If we are unable to pay dividends on our Common Stock, we may fail to qualify as a REIT. This would subject us to corporate taxation and reduce our ability to make distributions to our investors.
We depend on distributions and other payments from our subsidiaries that they may be prohibited from making to us.
          All of our properties are owned, and all of our operations are conducted, by the Aimco Operating Partnership and our other subsidiaries. As a result, we depend on distributions and other payments from our subsidiaries in order to satisfy our financial obligations and make payments to our investors. The ability of our subsidiaries to make such distributions and other payments depends on their earnings and may be subject to statutory or contractual limitations. As an equity investor in our subsidiaries, our right to receive assets upon their liquidation or reorganization will be effectively subordinated to the claims of their creditors. To the extent that we are recognized as a creditor of such subsidiaries, our claims may still be subordinate to any security interest in or other lien on their assets and to any of their debt or other obligations that are senior to our claims.
Laws benefiting disabled persons may result in our incurrence of unanticipated expenses.
          Under the Americans with Disabilities Act of 1990, or ADA, all places intended to be used by the public are required to meet certain Federal requirements related to access and use by disabled persons. Likewise, the Fair Housing Amendments Act of 1988, or FHAA, requires apartment properties first occupied after March 13, 1990 to be accessible to the handicapped. These and other Federal, state and local laws may require modifications to our properties, or restrict renovations of the properties. Noncompliance with these laws could result in the imposition of fines or an award of damages to private litigants and also could result in an order to correct any non-complying feature, which could result in substantial capital expenditures. Although we believe that our properties are substantially in compliance with present requirements, we may incur unanticipated expenses to comply with the ADA and the FHAA.

Affordable housing regulations may limit rent increases at some of our properties, reducing our revenue and, in some cases, causing us to sell properties that we might otherwise continue to own.
          We own an equity interest in certain affordable properties and manage for third parties and affiliates other properties that benefit from governmental programs intended to provide housing to people with low or moderate incomes. These programs, which are usually administered by the United States Department of Housing and Urban Development, or HUD, or state housing finance agencies, typically provide mortgage insurance, favorable financing terms or rental assistance payments to the property owners. As a condition of the receipt of assistance under these programs, the properties must comply with various requirements, which typically limit rents to pre-approved amounts. If permitted rents on a property are insufficient to cover costs, a sale of the property may become necessary, which could result in a loss of management fee revenue. We usually need to obtain the approval of HUD in order to manage, or acquire a significant interest in, a HUD-assisted property. We may not always receive such approval.
We depend on our senior management.
          Our success depends upon the retention of our senior management, including Terry Considine, our chief executive officer and president. We cannot assure you that we would be able to find qualified replacements for the individuals who make up our senior management if their services were no longer available. The loss of services of one or more members of our senior management team could have a material adverse effect on our business, financial condition and results of operations. We do not currently maintain key-man life insurance for any of our employees. The loss of any member of senior management could adversely affect our ability to pursue effectively our business strategy.
We may fail to qualify as a REIT.
          We believe that we operate, and have always operated, in a manner that enables us to meet the requirements for qualification as a REIT for Federal income tax purposes. Our continued qualification as a REIT will depend on our satisfaction of certain asset, income, investment, organizational, distribution, stockholder ownership and other requirements on a continuing basis. Our ability to satisfy the asset tests depends upon our analysis of the fair market values of our assets, some of which are not susceptible to a precise determination, and for which we will not obtain independent appraisals. Our compliance with the REIT income and quarterly asset requirements also depends upon our ability to manage successfully the composition of our income and assets on an ongoing basis. Moreover, the proper classification of an instrument as debt or equity for Federal income tax purposes may be uncertain in some circumstances, which could affect the application of the REIT qualification requirements. Accordingly, there can be no assurance that the Internal Revenue Service, or the IRS, will not contend that our interests in subsidiaries or other issuers constitutes a violation of the REIT requirements. Moreover, future economic, market, legal, tax or other considerations may cause us to fail to qualify as a REIT, or our Board of Directors may determine to revoke our REIT status. If we fail to qualify as a REIT, we will not be allowed a deduction for dividends paid to our stockholders in computing our taxable income, and we will be subject to Federal income tax at regular corporate rates, including any applicable alternative minimum tax. This would substantially reduce our funds available for payment to our investors. Unless entitled to relief under certain provisions of the Internal Revenue Code, we also would be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT.
          In addition, our failure to qualify as a REIT would trigger the following consequences:
•	we would be obligated to repurchase certain classes of our preferred stock, plus accrued and unpaid dividends to the date of repurchase; and

•	we would be in default under our credit facilities and certain other loan agreements.

REIT distribution requirements limit our available cash.
          As a REIT, we are subject to annual distribution requirements, which limit the amount of cash we retain for other business purposes, including amounts to fund our growth. We generally must distribute annually at least 90% of our net REIT taxable income, excluding any net capital gain, in order for our distributed earnings not to be subject to corporate income tax. We intend to make distributions to our stockholders to comply with the requirements of the Code. However, differences in timing between the recognition of taxable income and the actual receipt of cash could require us to sell assets or borrow funds on a short-term or long-term basis to meet the 90% distribution requirement of the Code.
Legislative or other actions affecting REITs could have a negative effect on us.
          The rules dealing with Federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the United States Treasury Department. Changes to the tax laws, which may have retroactive application, could adversely affect our investors or us. We cannot predict how changes in the tax laws might affect our investors or us. For example, under legislation effective January 1, 2001, if any of our taxable REIT subsidiaries were deemed to operate or manage a health care or lodging facility, we would fail to qualify as a REIT. Although we believe that, since January 1, 2001, none of our taxable REIT subsidiaries have operated or managed any health care or lodging facilities, the statute provides little guidance as to the definition of a health care or lodging facility. Accordingly, we cannot assure that the IRS will not contend that any of our taxable REIT subsidiaries operate or manage a health care or lodging facility, resulting in our disqualification as a REIT.
A reduction, in 2003, in the maximum tax rate applicable to dividends may make REIT investments less attractive.
          Tax legislation enacted in 2003 reduced (through 2008) the maximum tax rate for dividends payable to individuals from 38.6% to 15%. Dividends payable by REITs are generally not eligible for the reduced rates. Although this legislation does not adversely affect the taxation of REITs or dividends paid by REITs, the more favorable rates applicable to regular corporate dividends could cause investors who are individuals to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the stock of REITs, including our Common Stock. In addition, the relative attractiveness of real estate in general may be adversely affected by the newly favorable tax treatment given to corporate dividends, which could negatively affect the value of our real estate assets.
The FBI has issued alerts regarding potential terrorist threats involving apartment buildings — a risk for which we are only partially insured.
          From time to time, the Federal Bureau of Investigation, or FBI, and the United States Department of Homeland Security issue alerts regarding potential terrorist threats involving apartment buildings. Threats of future terrorist attacks, such as those announced by the FBI and the Department of Homeland Security, could have a negative effect on rent and occupancy levels at our properties. The effect that future terrorist activities or threats of such activities could have on our business is uncertain and unpredictable. If we incur a loss at a property as a result of an act of terrorism, we could lose all or a portion of the capital we have invested in the property, as well as the future revenue from the property. Since September 2001, our lenders have increased their scrutiny regarding terrorism exposure, and we have sometimes been required to purchase terrorism insurance. In all cases, we have purchased insurance that exceeds the minimum requirements of our lenders. Currently, these costs have not had a negative effect on our consolidated financial condition or results of operations.
The market place for insurance coverage is uncertain and in some cases insurance is becoming more expensive and more difficult to obtain.
          The current insurance market is characterized by volatility with respect to premiums, deductibles and coverage. For certain types of coverage, such as property coverage, we are currently experiencing stable or declining premiums. For other types of coverage, however, such as liability and executive coverage, we continue to experience rising premiums, higher deductibles, and more restrictive coverage language. Although we make use of many alternative methods of risk financing that enable us to insulate ourselves to some degree from variations in coverage language and cost, sustained deterioration in insurance marketplace conditions may have a negative effect on our operating results.
Limits on ownership of shares in our charter may result in the loss of economic and voting rights by purchasers that violate those limits.
          Our charter limits ownership of our Common Stock by any single stockholder to 8.7% of our outstanding shares of Common Stock, or 15% in the case of certain pension trusts, registered investment companies and Mr. Considine. Our charter also limits ownership of our Common Stock and preferred stock by any single stockholder to 8.7% of the value of the outstanding Common Stock and preferred stock, or 15% in the case of certain pension trusts, registered investment companies and Mr. Considine. The charter also prohibits anyone from buying shares of our capital stock if the purchase would result in us losing our REIT status. This could happen if a transaction results in fewer than 100 persons owning all of our shares of capital stock or results in five or fewer persons, applying certain attribution rules of the Code, owning 50% or more of the value of all of our shares of capital stock. If anyone acquires shares in excess of the ownership limit or in violation of the ownership requirements of the Code for REITs:
•	the transfer will be considered null and void;

•	we will not reflect the transaction on our books;

•	we may institute legal action to enjoin the transaction;

•	we may demand repayment of any dividends received by the affected person on those shares;

•	we may redeem the shares;

•	the affected person will not have any voting rights for those shares; and

•	the shares (and all voting and dividend rights of the shares) will be held in trust for the benefit of one or more charitable organizations designated by us.
          We may purchase the shares of capital stock held in trust at a price equal to the lesser of the price paid by the transferee of the shares or the then current market price. If the trust transfers any of the shares of capital stock, the affected person will receive the lesser of the price paid for the shares or the then current market price. An individual who acquires shares of capital stock that violate the above rules bears the risk that the individual:
•	may lose control over the power to dispose of such shares;

•	may not recognize profit from the sale of such shares if the market price of the shares increases;

•	may be required to recognize a loss from the sale of such shares if the market price decreases; and

•	may be required to repay to us any distributions received from us as a result of his or her ownership of the shares.
Our charter may limit the ability of a third party to acquire control of us.
          The 8.7% ownership limit discussed above may have the effect of precluding acquisition of control of us by a third party without the consent of our Board of Directors. Our charter authorizes our Board of Directors to issue up to 510,587,500 shares of capital stock. As of September 30, 2005, 426,157,976 shares were classified as Common Stock and 84,429,524 shares were classified as preferred stock. Under our charter, our Board of Directors has the authority to classify and reclassify any of our unissued shares of capital stock into shares of capital stock with such preferences, rights, powers and restrictions as our Board of Directors may determine. The authorization and issuance of a new class of capital stock could have the effect of delaying or preventing someone from taking control of us, even if a change in control were in our stockholders’ best interests.
Maryland business statutes may limit the ability of a third party to acquire control of us.
          As a Maryland corporation, we are subject to various Maryland laws that may have the effect of discouraging offers to acquire us and increasing the difficulty of consummating any such offers, even if our acquisition would be in our stockholders’ best interests. The Maryland General Corporation Law restricts mergers and other business combination transactions between us and any person who acquires beneficial ownership of shares of our stock representing 10% or more of the voting power without our Board of Directors’ prior approval. Any such business combination transaction could not be completed until five years after the person acquired such voting power, and generally only with the approval of stockholders representing 80% of all votes entitled to be cast and 66 2/3% of the votes entitled to be cast, excluding the interested stockholder, or upon payment of a fair price. Maryland law also provides generally that a person who acquires shares of our capital stock that represent 10% or more of the voting power in electing directors will have no voting rights unless approved by a vote of two-thirds of the shares eligible to vote. Additionally, Maryland law provides, among other things, that the board of directors has broad discretion in adopting stockholders’ rights plans and has the sole power to fix the record date, time and place for special meetings of the stockholders. In addition, Maryland law provides that corporations that:
•	have at least three directors who are not employees of the entity or related to an acquiring person; and

•	are subject to the reporting requirements of the Securities Exchange Act of 1934, may elect in their charter or bylaws or by resolution of the board of directors to be subject to all or part of a special subtitle that provides that:
•	the corporation will have a staggered board of directors;

•	any director may be removed only for cause and by the vote of two-thirds of the votes entitled to be cast in the election of directors generally, even if a lesser proportion is provided in the charter or bylaws;

•	the number of directors may only be set by the board of directors, even if the procedure is contrary to the charter or bylaws;

•	vacancies may only be filled by the remaining directors, even if the procedure is contrary to the charter or bylaws; and

•	the secretary of the corporation may call a special meeting of stockholders at the request of stockholders only on the written request of the stockholders entitled to cast at least a majority of all the votes entitled to be cast at the meeting, even if the procedure is contrary to the charter or bylaws.
To date, we have not made any of the elections described above.

USE OF PROCEEDS
     We will not receive any cash proceeds upon any sale of Class A Common Stock by the selling stockholders.
SELLING STOCKHOLDERS
          This prospectus relates to periodic offers and sales of up to 8,834,582 shares of Class A Common Stock by the selling stockholders listed and described below and their pledgees, donees and other successors in interest (collectively, the “Selling Stockholders”). The following table sets forth certain information with respect to the Selling Stockholders and their beneficial ownership of shares of Class A Common Stock as of the date hereof. Except as indicated below, none of the Selling Stockholders holds any position, office or has had any other material relationship with us, or any of our predecessors or affiliates, during the past three years. The shares owned by each group of Selling Stockholders listed below represent less than 1% of the shares of Class A Common Stock outstanding as of December 28, 2005. Because the Selling Stockholders may sell some or all of the shares offered hereby, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of such shares, no estimate can be given as to the number of shares that will be held by the Selling Stockholders upon termination of any offering made hereby. In addition, the Selling Stockholders may have previously sold some or all of the shares set forth opposite their name in the table below.

	Shares Owned		Shares Offered
Selling Stockholder	Prior to Offering		Hereby
770 Millersport Apartments	2,109	(1)	2,109	(1)
Marc B. Abrams	104,043	(1)	104,043	(1)
Jeffrey Adler (2)	47,347		13,260
Harry Alcock (3)	90,606		23,644
Evalt Ayerdi	727	(1)	727	(1)
Terry Considine (4)	1,832,735	(5)	1,158,508	(6)
Elizabeth C. Considine (7)(4)	232,441	(8)	74,743
Considine Investment Co. (9)(4)	294,416	(10)	1,208	(1)
Considine Family Foundation (11)(4)	98,963		4,800
Miles Cortez (12)	135,355		62,371
Robert B. Downing	138,718	(1)	138,718	(1)
Patti Fielding (13)	37,648		15,084
Lance Graber (14)	108,395		50,000
Francis P. Lavin	344,122	(1)	344,122	(1)
Paul McAuliffe (15)	243,812		64,865
David Robertson (16)	255,152		68,603
Mark E. Schifrin	138,885	(1)	138,885	(1)
Richard R. Singleton	95,070	(1)	95,070	(1)
Titaho Limited Partnership RLLLP (17)(4)	4,932,308	(18)	4,932,308	(18)
Titahotwo Limited Partnership RLLLP (19)(4)	1,197,800	(20)	535,500
Leo E. Zickler	538,892	(1)	538,892	(1)
Certain persons and entities who acquired common OP Units during 2001	135,304	(1)	135,304	(1)
Certain persons and entities who acquired common OP Units during 2002	120,856	(1)	120,856	(1)
Certain persons and entities who acquired common OP Units during 2003	141,539	(1)	141,539	(1)
Certain persons and entities who acquired common OP Units during 2004	67,813	(1)	67,813	(1)
Certain persons and entities who acquired common OP Units during 2005	1,610	(1)	1,610	(1)

(1)	Represents shares of Class A Common Stock issuable in exchange for common OP Units held by the Selling Stockholder.

(2)	Jeffrey Adler is Executive Vice President — Conventional Property Operations of Aimco.

(3)	Harry Alcock is Executive Vice President and Chief Investment Officer of Aimco.

(4)	Terry Considine is the Chairman of the Board, President and Chief Executive Officer of Aimco.

(5)	Includes 254,056 shares currently held, 510,452 shares issuable in exchange for common OP Units, and 1,068,227 shares issuable upon exercise of stock options.

(6)	Includes 49,247 shares currently held, 41,034 shares issuable in exchange for common OP Units and 1,068,227 shares issuable upon exercise of stock options.

(7)	Elizabeth C. Considine is the wife of Terry Considine.

(8)	Includes 74,743 shares currently held, and 157,698 shares issuable in exchange for common OP Units.

(9)	Terry Considine is the President and owner of Considine Investment Co.

(10)	Represents 114,681 shares currently held, and 179,735 shares issuable in exchange for common OP Units.

(11)	Terry Considine is a director and secretary of the Considine Family Foundation.

(12)	Miles Cortez is Executive Vice President, Secretary and General Counsel of Aimco.

(13)	Patti Fielding is Executive Vice President — Securities and Debt and Treasurer of Aimco.

(14)	Lance Graber is Executive Vice President — AIMCO Capital Transactions, East of Aimco.

(15)	Paul McAuliffe is Executive Vice President of Aimco.

(16)	David Robertson is Executive Vice President of Aimco and President and Chief Executive Officer of AIMCO Capital.

(17)	Terry Considine’s brother is the trustee for the sole general partner of Titaho Limited Partnership RLLLP.

(18)	Includes 4,932,308 shares of Class A Common Stock issuable upon exercise of stock options.

(19)	Terry Considine is the general partner of, and holds a 0.5% ownership interest in, Titahotwo Limited Partnership RLLLP.

(20)	Includes 1,195,500 shares currently held, and 2,300 shares issuable in exchange for common OP Units.

PLAN OF DISTRIBUTION
          This prospectus relates to the offer and sale from time to time by the selling stockholders of up to 8,834,582 shares of Class A Common Stock. The selling stockholders may sell shares from time to time in one or more transactions, which may include underwritten offerings, sales in open market or block transactions on the New York Stock Exchange, or such other national securities exchange or automated interdealer quotation system on which shares of Class A Common Stock are then listed or quoted, sales in the over-the-counter market, privately negotiated transactions, put or call options transactions relating to the shares, short sales of shares, hedging transactions, or in transactions in which shares may be delivered in connection with issuance of securities by issuers other than Aimco that are exchangeable for or payable in such shares, distributions to beneficiaries, partners, members, or stockholders of the selling stockholders or a combination of such methods of sale or by any other legally available means, at market prices prevailing at the time of sale, at prices related to prevailing market prices at the time of the sale or at negotiated prices. Such transactions may or may not involve brokers or dealers. None of the selling stockholders have advised us that they have entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of the securities offered hereby, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholders. In addition, any of the shares covered by this prospectus that qualify for sale pursuant to Rule 144 under the Securities Act of 1933 (the “Securities Act”), may be sold under Rule 144 rather than pursuant to this prospectus.
          The selling stockholders may effect such transactions by selling shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). In effecting sales, such broker-dealers may arrange for other broker-dealers to participate.
          The selling stockholders may enter into options or other transactions with broker-dealers or other financial institutions who may resell the securities offered hereby pursuant to this prospectus (as supplemented or amended to reflect the transaction).
          If shares are sold in an underwritten offering, the shares will be acquired by the underwriters for their own accounts and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or prices at the time of the sale or at negotiated prices. Any initial public offering price and any discounts or commissions allowed or reallowed or paid to dealers may be changed from time to time. Underwriters may sell shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).
          Depending upon the circumstances of any sale hereunder, the selling stockholders and any underwriter or broker-dealer who acts in connection with the sale of shares hereunder may be deemed to be “underwriters,” within the meaning of Section 2(11) of the Securities Act, and any compensation received by them and any profit on any resale of shares sold by them while acting as principals may be deemed to be underwriting discounts or commissions under the Securities Act.
          The anti-manipulation provisions of Regulation M promulgated under the Securities Exchange Act of 1934 may apply to sales by the selling stockholders in the market.
          In order to comply with the securities laws of certain jurisdictions, the securities offered hereby will be offered or sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain jurisdictions the securities offered hereby may not be offered or sold unless they have been registered or qualified for sale in such jurisdictions or an exemption or federal preemption from registration or qualification is available and is complied with.
          We have agreed to pay all expenses in connection with the registration of the shares being offered hereby. Selling stockholders are responsible for paying broker’s commissions, underwriting discounts and any other selling expenses, as well as fees and expenses of selling stockholders’ counsel. We have agreed to indemnify certain of the selling stockholders, and their respective officers and directors and any person who controls such selling stockholders, against certain liabilities and expenses arising out of or based upon the information set forth or incorporated by reference in this prospectus, and the registration statement of which this prospectus is a part, including liabilities under the Securities Act. We or the selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.
          Upon our being notified by a selling stockholder that any material arrangement has been entered into with an underwriter or a broker-dealer for the sale of shares through a special offering, block trade, exchange distribution or a secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such selling stockholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such shares were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus and (vi) other facts material to the transaction. In addition, upon our being notified by a named selling stockholder that a donee or pledgee intends to sell more than 500 shares, a supplement to this prospectus will be filed.
CERTAIN FEDERAL INCOME TAXATION CONSIDERATIONS
          The following is a summary of certain Federal income tax consequences of an investment in the stock of Aimco. This summary is based upon the Internal Revenue Code, regulations promulgated by the U.S. Treasury Department (the “Regulations”), rulings and other administrative pronouncements issued by the Internal Revenue Service (the “IRS”), and judicial decisions, all as in effect as of the date of this prospectus and all of which are subject to change or differing interpretations, possibly with retroactive affect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. No advance ruling has been or will be sought from the IRS regarding any matter discussed in this prospectus. This summary is also based on the assumptions that the operation of Aimco, the Aimco Operating Partnership, the limited liability companies and limited partnerships in which they own controlling interests (collectively, the “Subsidiary Partnerships”) and any affiliated entities will be in accordance with their applicable organizational documents or partnership agreements. This summary is for general information only and does not purport to discuss all aspects of Federal income taxation which may be important to a particular investor in light of its investment or tax circumstances, or to investors subject to special tax rules, such as:
•	financial institutions;

•	insurance companies;

•	regulated investment companies;

•	holders that receive Aimco stock through the exercise of stock options or otherwise as compensation;

•	persons holding Aimco stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment;
and, except to the extent discussed below:
•	tax-exempt organization; and

•	foreign investors.

This summary assumes that investors will hold our stock as a capital asset, which generally means property held for investment.
          THE FEDERAL INCOME TAX TREATMENT OF HOLDERS OF SECURITIES DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. IN ADDITION, THE TAX CONSEQUENCES OF HOLDING AIMCO STOCK OR SECURITIES TO ANY PARTICULAR HOLDER WILL DEPEND ON THE HOLDER’S PARTICULAR TAX CIRCUMSTANCES. ACCORDINGLY, EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS TAX ADVISOR REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF ACQUIRING, HOLDING, EXCHANGING, OR OTHERWISE DISPOSING OF SECURITIES AND OF AIMCO’S ELECTION TO BE SUBJECT TO TAX, FOR FEDERAL INCOME TAX PURPOSES, AS A REAL ESTATE INVESTMENT TRUST.
Taxation of Aimco
          The REIT provisions of the Internal Revenue Code are highly technical and complex. The following summary sets forth certain aspects of the provisions of the Internal Revenue Code that govern the Federal income tax treatment of a REIT and its stockholders. This summary is qualified in its entirety by the applicable Internal Revenue Code provisions, Regulations, and administrative and judicial interpretations thereof, all of which are subject to change, possibly retroactively.
          Aimco has elected to be taxed as a REIT under the Internal Revenue Code commencing with its taxable year ended December 31, 1994, and Aimco intends to continue such election. Although Aimco believes that, commencing with Aimco’s initial taxable year ended December 31, 1994, Aimco was organized in conformity with the requirements for qualification as a REIT, and its actual method of operation has enabled, and its proposed method of operation will enable, it to meet the requirements for qualification and taxation as a REIT under the Internal Revenue Code, no assurance can be given that Aimco has been or will remain so qualified. Such qualification and taxation as a REIT depend upon Aimco’s ability to meet, through actual annual operating results, distribution levels, requirements regarding diversity of stock ownership, and the various qualification tests imposed under the Internal Revenue Code as discussed below. No assurance can be given that the actual results of Aimco’s operation for any one taxable year will satisfy such requirements. See “— Failure to Qualify.” No assurance can be given that the IRS will not challenge Aimco’s eligibility for taxation as a REIT.
          Aimco expects to receive an opinion from the law firm of Skadden, Arps, Slate, Meagher & Flom LLP to the effect that, beginning with its initial taxable year ended December 31, 1994, Aimco was organized in conformity with the requirements for qualification as a REIT under the Code and that its actual method of operation has enabled, and its proposed method of operation will enable, Aimco to meet the requirements for qualification and taxation as a REIT. This opinion will be based upon certain representations and covenants made by Aimco, including representations regarding its income, properties and the past, present and future conduct of its business operations. Furthermore, this opinion will be conditioned on, and Aimco’s qualification and taxation as a REIT depend on, Aimco’s ability to meet, through actual annual operating results, the various REIT qualification tests, the results of which will not be reviewed by Skadden, Arps, Slate, Meagher & Flom LLP. Accordingly, no assurance can be given that the actual results of Aimco’s operations for any taxable year satisfy such requirements for qualification and taxation as a REIT. Such requirements are discussed in more detail under the heading “Requirements for Qualification.”
          The opinion of Skadden, Arps, Slate, Meagher & Flom LLP will be expressed as of its date, and Skadden, Arps, Slate, Meagher & Flom LLP will have no obligation to advise Aimco of any change in applicable law or of any change in matters stated, represented or assumed after the date of such opinion. You should be aware that opinions of counsel are not binding on the IRS or any court.
Taxation of REITs in General
          Provided Aimco qualifies as a REIT, it will generally be entitled to a deduction for dividends that it pays and therefore will not be subject to Federal corporate income tax on its net income that is currently distributed to its stockholders. This treatment substantially eliminates the “double taxation” (at the corporate and stockholder levels) that generally results from investment in a corporation. Rather, income generated by a REIT is generally taxed only at the stockholder level upon a distribution of dividends by the REIT.
          The Jobs and Growth Tax Relief Reconciliation Act of 2003 (the “2003 Act”) reduced the rates at which individual stockholders are taxed on corporate dividends from a maximum of 38.6% (as ordinary income) to a maximum of 15% (the same as long-term capital gains) for the 2003 through 2008 tax years. With limited exceptions, however, dividends received by stockholders from Aimco or from other entities that are taxed as REITs are generally not eligible for the reduced rates, and will continue to be taxed at rates applicable to ordinary income, which, pursuant to the 2003 Act, will be as high as 35% through 2010. See “Taxation of Stockholders – Taxation of Taxable Domestic Stockholders – Distributions.”
          Net operating losses, foreign tax credits and other tax attributes of a REIT generally do not pass through to the stockholders of the REIT, subject to special rules for certain items such as capital gains recognized by REITs. See “Taxation of Stockholders.”
          If Aimco qualifies as a REIT, it will nonetheless be subject to Federal income tax in the following circumstances:
•	Aimco will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains.

•	A 100% excise tax may be imposed on some items of income and expense that are directly or constructively paid between Aimco and its taxable REIT subsidiaries (as described below) if and to the extent that the IRS successfully asserts that the economic arrangements between Aimco and its taxable REIT subsidiaries are not comparable to similar arrangements between unrelated parties.

•	If Aimco has net income from prohibited transactions, which are, in general, sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, other than foreclosure property, such income will be subject to a 100% tax.

•	If Aimco should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), but has nonetheless maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on an amount based on the magnitude of the failure adjusted to reflect the profit margin associated with Aimco’s gross income.

•	If Aimco should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior periods, Aimco would be required to pay a 4% excise tax on the excess of the required distribution over the sum of (a) the amounts actually distributed, plus (b) retained amounts on which income tax is paid at the corporate level.

•	Aimco may be required to pay monetary penalties to the IRS in certain circumstances, including if it fails to meet the record keeping requirements intended to monitor its compliance with rules relating to the composition of a REIT’s stockholders, as described below in “—Requirements for Qualification—General.”

•	If Aimco acquires appreciated assets from a corporation that is not a REIT (i.e., a “subchapter C corporation”) in a transaction in which the adjusted tax basis of the assets in the hands of Aimco is determined by reference to the adjusted tax basis of the assets in the hands of the subchapter C corporation, Aimco may be subject to tax on such appreciation at the highest corporate income tax rate then applicable if Aimco subsequently recognizes gain on the disposition of any such asset during the ten-year period following its acquisition from the subchapter C corporation.

•	Certain earnings of Aimco’s subsidiaries that are subchapter C corporations are subject to Federal corporate income tax.

•	Aimco may be subject to the “alternative minimum tax” on its items of tax preference, including any deductions of net operating losses.

•	Aimco and its subsidiaries may be subject to a variety of taxes, including state, local and foreign income taxes, property taxes and other taxes on their assets and operations. Aimco could also be subject to tax in situations and on transactions not presently contemplated.
Requirements for Qualification
          The Internal Revenue Code defines a REIT as a corporation, trust or association:
(1)  that is managed by one or more trustees or directors;
(2)  the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;
(3)  which would be taxable as a domestic corporation, but for the special Internal Revenue Code provisions applicable to REITs;
(4)  that is neither a financial institution nor an insurance company subject to certain provisions of the Internal Revenue Code;
(5)  the beneficial ownership of which is held by 100 or more persons;
(6)	in which, during the last half of each taxable year, not more than 50% in value of the outstanding stock is owned, directly or indirectly, by five or fewer individuals (as defined in the Internal Revenue Code to include certain entities); and

(7)	which meets other tests described below (including with respect to the nature of its income and assets).
          The Internal Revenue Code provides that conditions (1) through (4) must be met during the entire taxable year, and that the condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a shorter taxable year.
          Aimco believes that it has been organized, has operated and has issued sufficient shares of stock to satisfy conditions (1) through (7) inclusive. Aimco’s articles of incorporation provide certain restrictions regarding transfers of its shares, which are intended to assist Aimco in satisfying the share ownership requirements described in conditions (5) and (6) above. These restrictions, however, may not ensure that Aimco will, in all cases, be able to satisfy the share ownership requirements described in (5) and (6) above.
          To monitor Aimco’s compliance with the share ownership requirements, Aimco is generally required to maintain records regarding the actual ownership of its shares. To do so, Aimco must demand written statements each year from the record holders of certain percentages of its stock in which the record holders are to disclose the actual owners of the shares (i.e., the persons required to include in gross income the dividends paid by Aimco). A list of those persons failing or refusing to comply with this demand must be maintained as part of Aimco’s records. Failure by Aimco to comply with these record keeping requirements could subject it to monetary penalties. A stockholder who fails or refuses to comply with the demand is required by the Regulations to submit a statement with its tax return disclosing the actual ownership of the shares and certain other information.
          In addition, a corporation may not elect to become a REIT unless its taxable year is the calendar year. Aimco satisfies this requirement.

Effect of Subsidiary Entities
          Ownership of Partnership Interests. In the case of a REIT that is a partner in a partnership, the Regulations provide that the REIT is deemed to own its proportionate share of the partnership’s assets and to earn its proportionate share of the partnership’s income. In addition, the assets and gross income of the partnership are deemed to retain the same character in the hands of the REIT for purposes of the asset and gross income tests applicable to REITs as described below. Thus, Aimco’s proportionate share of the assets, liabilities and items of income of the Subsidiary Partnerships will be treated as assets, liabilities and items of income of Aimco for purposes of applying the REIT requirements described below. A summary of certain rules governing the Federal income taxation of partnerships and their partners is provided below in “— Tax Aspects of Investments in Affiliated Entities—Partnerships.”
          Disregarded Subsidiaries. Aimco’s indirect interests in the Aimco Operating Partnership and other Subsidiary Partnerships are held through wholly owned corporate subsidiaries of Aimco organized and operated as “qualified REIT subsidiaries” within the meaning of the Internal Revenue Code. A qualified REIT subsidiary is any corporation, other than a “taxable REIT subsidiary” as described below, that is wholly-owned by a REIT, or by other disregarded subsidiaries, or by a combination of the two. If a REIT owns a qualified REIT subsidiary, that subsidiary is disregarded for Federal income tax purposes, and all assets, liabilities and items of income, deduction and credit of the subsidiary are treated as assets, liabilities and items of income, deduction and credit of the REIT itself, including for purposes of the gross income and asset tests applicable to REITs as summarized below. Each qualified REIT subsidiary, therefore, is not subject to Federal corporate income taxation, although it may be subject to state or local taxation. Other entities that are wholly-owned by a REIT, including single member limited liability companies, are also generally disregarded as separate entities for Federal income tax purposes, including for purposes of the REIT income and asset tests. Disregarded subsidiaries, along with partnerships in which Aimco holds an equity interest, are sometimes referred to herein as “pass-through subsidiaries.”
          In the event that a disregarded subsidiary of Aimco ceases to be wholly-owned — for example, if any equity interest in the subsidiary is acquired by a person other than Aimco or another disregarded subsidiary of Aimco — the subsidiary’s separate existence would no longer be disregarded for Federal income tax purposes. Instead, it would have multiple owners and would be treated as either a partnership or a taxable corporation. Such an event could, depending on the circumstances, adversely affect Aimco’s ability to satisfy the various asset and gross income requirements applicable to REITs, including the requirement that REITs generally may not own, directly or indirectly, more than 10% of the securities of another corporation. See “— Asset Tests” and “— Income Tests.”
          Taxable Subsidiaries. A REIT, in general, may jointly elect with subsidiary corporations, whether or not wholly-owned, to treat the subsidiary corporation as a taxable REIT subsidiary (“TRS”). A TRS also includes any corporation, other than a REIT, with respect to which a TRS in which a REIT owns an interest, owns securities possessing 35% of the total voting power or total value of the outstanding securities of such corporation. The separate existence of a TRS or other taxable corporation, unlike a disregarded subsidiary as discussed above, is not ignored for Federal income tax purposes. As a result, a parent REIT is not treated as holding the assets of a TRS or as receiving any income that the TRS earns. Rather, the stock issued by the TRS is an asset in the hands of the parent REIT, and the REIT recognizes as income, the dividends, if any, that it receives from the subsidiary. This treatment can affect the income and asset test calculations that apply to the REIT, as described below. As a taxable corporation, a TRS is required to pay regular Federal income tax, and state and local income tax where applicable.
          Certain of Aimco’s operations (property management, asset management, risk, etc.) are conducted through its taxable REIT subsidiaries. Because Aimco is not required to include the assets and income of such taxable REIT subsidiaries in determining Aimco’s compliance with the REIT requirements, Aimco uses its taxable REIT subsidiaries to facilitate its ability to offer services and activities to its residents that are not generally considered as qualifying REIT services and activities. If Aimco fails to properly structure and provide such nonqualifying services and activities through its taxable REIT subsidiaries, its ability to satisfy the REIT gross income requirement, and also its REIT status, may be jeopardized.
          A TRS may generally engage in any business except the operation or management of a lodging or health care facility. The operation or management of a health care or lodging facility precludes a corporation from qualifying as a taxable REIT subsidiary. If any of Aimco’s taxable REIT subsidiaries were deemed to operate or manage a health care or lodging facility, such taxable REIT subsidiaries would fail to qualify as taxable REIT subsidiaries, and Aimco would fail to qualify as a REIT. Aimco believes that none of its taxable REIT subsidiaries operate or manage any health care or lodging facilities. However, the statute provides little guidance as to the definition of a health care or lodging facility. Accordingly, there can be no assurance that the IRS will not contend that any of Aimco’s taxable REIT subsidiaries operate or manage a health care or lodging facility, disqualifying it from treatment as a taxable REIT subsidiary, thereby resulting in the disqualification of Aimco as a REIT.
          Several provisions of the Internal Revenue Code regarding arrangements between a REIT and a TRS ensure that a TRS will be subject to an appropriate level of Federal income taxation. For example, a TRS is limited in its ability to deduct interest payments made to its REIT owner. In addition, Aimco would be obligated to pay a 100% penalty tax on some payments that it receives from, or on certain expenses deducted by, its taxable REIT subsidiaries, if the IRS were to successfully assert that the economic arrangements between Aimco and its taxable REIT subsidiaries are not comparable to similar arrangements among unrelated parties. See “Taxation of REITs in General —Penalty Tax.”
Income Tests
          In order to maintain qualification as a REIT, Aimco annually must satisfy two gross income requirements:
•	First, at least 75% of Aimco’s gross income for each taxable year, excluding gross income from sales of inventory or dealer property in “prohibited transactions,” must be derived from investments relating to real property or mortgages on real property, including “rents from real property,” interest income derived from mortgage loans secured by real property, and gains from the sale of real estate, as well as certain types of temporary investments.

•	Second, at least 95% of Aimco’s gross income for each taxable year, excluding gross income from prohibited transactions, must be derived from some combination of such income from investments in real property (i.e., income that qualifies under the 75% income test described above), as well as other dividends, interest and gains from the sale or disposition of stock or securities, which need not have any relation to real property.
          Rents received by Aimco directly or through the Subsidiary Partnerships will qualify as “rents from real property” in satisfying the gross income requirements described above, only if several conditions are met, including the following. If rent is partly attributable to personal property leased in connection with a lease of real property, the portion of the total rent attributable to the personal property will not qualify as “rents from real property” unless it constitutes 15% or less of the total rent received under the lease. Moreover, for rents received to qualify as “rents from real property,” the REIT generally must not operate or manage the property or furnish or render services to the tenants of such property, other than through an “independent contractor” from which the REIT derives no revenue. Aimco and its affiliates are permitted, however, to directly perform services that are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not otherwise considered rendered to the occupant of the property. In addition, Aimco and its affiliates may directly or indirectly provide non-customary services to tenants of its properties without disqualifying all of the rent from the property if the payment for such services does not exceed 1% of the total gross income from the property. For purposes of this test, the income received from such non-customary services is deemed to be at least 150% of the direct cost of providing the services. Moreover, Aimco is generally permitted to provide services to tenants or others through a TRS without disqualifying the rental income received from tenants for purposes of the REIT income requirements.
          Aimco manages apartment properties for third parties and affiliates through its taxable REIT subsidiaries. These taxable REIT subsidiaries receive management fees and other income. A portion of such fees and other income accrue to Aimco through distributions from the taxable REIT subsidiaries that are classified as dividend income to the extent of the earnings and profits of the taxable REIT subsidiaries. Such distributions will generally qualify for purposes of the 95% gross income test but not for purposes of the 75% gross income test.

          If Aimco fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for the year if it is entitled to relief under certain provisions of the Internal Revenue Code. These relief provisions will be generally available if Aimco’s failure to meet these tests was due to reasonable cause and not due to willful neglect, Aimco attaches a schedule of the sources of its income to its tax return, and any incorrect information on the schedule was not due to fraud with intent to evade tax. It is not possible to state whether Aimco would be entitled to the benefit of these relief provisions in all circumstances. If these relief provisions are inapplicable to a particular set of circumstances involving Aimco, Aimco will not qualify as a REIT. As discussed above under “—Taxation of REITs in General,” even where these relief provisions apply, a tax is imposed based upon the amount by which Aimco fails to satisfy the particular gross income test.
Asset Tests
          Aimco, at the close of each quarter of its taxable year, must also satisfy four tests relating to the nature of its assets:
•	First, at least 75% of the value of the total assets of Aimco total assets must be represented by some combination of “real estate assets,” cash, cash items, U.S. government securities, and under some circumstances, stock or debt instruments purchased with new capital. For this purpose, “real estate assets” include interests in real property, such as land, buildings, leasehold interests in real property, stock of other corporations that qualify as REITs, and some kinds of mortgage backed securities and mortgage loans. Assets that do not qualify for purposes of the 75% test are subject to the additional asset tests described below.

•	Second, not more than 25% of Aimco’s total assets may be represented by securities other than those in the 75% asset class.

•	Third, of the investments included in the 25% asset class, the value of any one issuer’s securities owned by Aimco may not exceed 5% of the value of Aimco’s total assets, Aimco may not own more than 10% of any one issuer’s outstanding voting securities, and Aimco may not own more than 10% of the total value of the outstanding securities of any one issuer. The 5% and 10% asset limitations do not apply to securities of taxable REIT subsidiaries, and the 10% value test does not apply to “straight debt” having specified characteristics Pursuant to the recently enacted American Jobs Creation Act of 2004 (the “2004 Act”), in addition to straight debt, the 10% value test does not apply to (a) any loan made to an individual or an estate, (b) certain rental agreements in which one or more payments are to be made in subsequent years (other than agreements between a REIT and certain persons related to the REIT), (c) any obligation to pay rents from real property, (d) securities issued by governmental entities that are not dependent in whole or in part on the profits of (or payments made by) a non-governmental entity, and (e) any security issued by another REIT. The 2004 Act also modified the definition of “straight debt” effective for taxable years beginning after December 31, 2000 to provide that certain contingency features do not result in an obligation failing to qualify as straight debt. The 2004 Act also provides that no securities issued by a corporation or partnership qualify as straight debt if a REIT (or a taxable REIT subsidiary in which the REIT owns a greater than 50% interest by vote or value) owns other securities of such issuer that do not qualify as straight debt, unless the value of the securities not qualifying as straight debt that are owned by the REIT (or taxable REIT subsidiary in which the REIT owns a greater than 50% interest by vote or value) constitute, in the aggregate, 1% or less of the total value of that issuer’s outstanding securities.

•	Fourth, the aggregate value of all securities of taxable REIT subsidiaries held by Aimco may not exceed 20% of the value of Aimco’s total assets.
          Aimco believes that the value of the securities held by Aimco in its taxable REIT subsidiaries will not exceed, in the aggregate, 20% of the value of Aimco’s total assets and that Aimco’s ownership interests in its taxable REIT subsidiaries qualify under the asset tests set forth above.
          Notwithstanding the general rule that a REIT is treated as owning its share of the underlying assets of a subsidiary partnership for purposes of the REIT income and asset tests, if a REIT holds indebtedness issued by a partnership, the indebtedness will be subject to, and may cause a violation of, the asset tests, resulting in loss of REIT status, unless it is a qualifying mortgage asset, satisfies the rules for “straight debt,” or is sufficiently small so as not to otherwise cause an asset test violation. Similarly, although stock of another REIT is a qualifying asset for purposes of the REIT asset tests, non-mortgage debt held by us that is issued by another REIT may not so qualify. The 2004 Act provides that, for taxable years beginning after December 31, 2000, certain indebtedness issued by a partnership that does not qualify as “straight debt” is nevertheless not treated as a security for purposes of applying the 10% value test (a) to the extent of the REIT’s interest as a partner in that partnership or (b) if at least 75% of the partnership’s gross income (excluding income from “prohibited transactions”) is income qualifying for the 75% gross income test discussed above. The 2004 Act also provides that securities issued by other REITs are not taken into account for purposes of applying the 10% value test for taxable years beginning after December 31, 2000.
          Aimco believes that its holding of securities and other assets comply, and will continue to comply, with the foregoing REIT asset requirements, including the provisions modified by the 2004 Act, and it intends to monitor compliance on an ongoing basis. No independent appraisals have been obtained, however, to support Aimco’s conclusions as to the value of its assets, including the Aimco Operating Partnership’s total assets and the value of the Aimco Operating Partnership’s interest in the taxable REIT subsidiaries. Moreover, values of some assets may not be susceptible to a precise determination, and values are subject to change in the future. Furthermore, the proper classification of an instrument as debt or equity for Federal income tax purposes may be uncertain in some circumstances, which could affect the application of the REIT asset requirements. Accordingly, there can be no assurance that the IRS will not contend that Aimco’s interests in its subsidiaries or in the securities of other issuers will cause a violation of the REIT asset requirements and loss of REIT status.
Annual Distribution Requirements
          In order for Aimco to qualify as a REIT, Aimco is required to distribute dividends (other than capital gain dividends) to its stockholders in an amount at least equal to:
•	the sum of
          (i) 90% of Aimco’s “REIT taxable income” (computed without regard to the deduction for dividends paid and net capital gain of Aimco), and
          (ii) 90% of the net income, if any, from foreclosure property (as described below), minus
•	the sum of certain items of noncash income.
          These distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before Aimco timely files its tax return for such year and if paid with or before the first regular dividend payment after such declaration. In order for distributions to be counted for this purpose, and to give rise to a tax deduction by Aimco, they must not be “preferential dividends.” A dividend is not a preferential dividend if it is pro rata among all outstanding shares of stock within a particular class, and is in accordance with the preferences among different classes of stock as set forth in Aimco’s organizational documents.
          To the extent that Aimco distributes at least 90%, but less than 100%, of its “REIT taxable income,” as adjusted, it will be subject to tax thereon at ordinary corporate tax rates. In any year, Aimco may elect to retain, rather than distribute, its net capital gain and pay tax on such gain. In such a case, Aimco’s stockholders would include their proportionate share of such undistributed long-term capital gain in income and receive a corresponding credit for their share of the tax paid by Aimco. Aimco’s stockholders would then increase the adjusted basis of their Aimco shares by the difference between the designated amounts included in their long-term capital gains and the tax deemed paid with respect to their shares.
          To the extent that a REIT has available net operating losses carried forward from prior tax years, such losses may reduce the amount of distributions that it must make in order to comply with the REIT distribution requirements. Such losses, however, will generally not affect the character, in the hands of stockholders, of any distributions that are actually made by the REIT, which are generally taxable to stockholders to the extent that the

REIT has current or accumulated earnings and profits. See “— Taxation of Stockholders — Taxation of Taxable Domestic Stockholders — Distributions.”
          If Aimco should fail to distribute during each calendar year at least the sum of:
          (i) 85% of its REIT ordinary income for such year,
          (ii) 95% of its REIT capital gain net income for such year (excluding retained net capital gain), and
          (iii) any undistributed taxable income from prior periods,
Aimco would be subject to a 4% excise tax on the excess of such required distribution over the sum of (x) the amounts actually distributed, and (y) the amounts of income retained on which it has paid corporate income tax. Aimco believes that it has made, and intends to make, timely distributions so that it is not subject to the 4% excise tax.
          It is possible that Aimco, from time to time, may not have sufficient cash to meet the 90% distribution requirement due to timing differences between (i) the actual receipt of cash (including receipt of distributions from the Aimco Operating Partnership) and (ii) the inclusion of certain items in income by Aimco for Federal income tax purposes. In the event that such timing differences occur, in order to meet the distribution requirements, Aimco may find it necessary to arrange for short-term, or possibly long-term, borrowings, or to pay dividends in the form of taxable in-kind distributions of property.
          Under certain circumstances, Aimco may be able to rectify a failure to meet the distribution requirement for a year by paying “deficiency dividends” to stockholders in a later year, which may be included in Aimco’s deduction for dividends paid for the earlier year. In this case, Aimco may be able to avoid losing its REIT status or being taxed on amounts distributed as deficiency dividends; however, Aimco will be required to pay interest and a penalty based on the amount of any deduction taken for deficiency dividends.
Failure to Qualify
          If Aimco fails to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, Aimco will be subject to tax, including any applicable alternative minimum tax, on its taxable income at regular corporate rates. Distributions to stockholders in any year in which Aimco fails to qualify will not be deductible by Aimco nor will they be required to be made. In such event, to the extent of current and accumulated earnings and profits, all distributions to stockholders that are individuals will generally be taxable at capital gains rates (through 2008) pursuant to the 2003 Act, and, subject to certain limitations of the Internal Revenue Code, corporate distributees may be eligible for the dividends received deduction. Unless Aimco is entitled to relief under specific statutory provisions, Aimco would also be disqualified from re-electing to be taxed as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether, in all circumstances, Aimco would be entitled to this statutory relief.
Prohibited Transactions
          Net income derived by a REIT from a prohibited transaction is subject to a 100% tax. The term “prohibited transaction” generally includes a sale or other disposition of property (other than foreclosure property) that is held primarily for sale to customers in the ordinary course of a trade or business. Aimco intends to conduct its operations so that no asset owned by Aimco or its pass-through subsidiaries will be held for sale to customers, and that a sale of any such asset will not be in the ordinary course of Aimco’s business. Whether property is held “primarily for sale to customers in the ordinary course of a trade or business” depends, however, on the particular facts and circumstances. No assurance can be given that any property sold by Aimco will not be treated as property held for sale to customers, or that Aimco can comply with certain safe-harbor provisions of the Internal Revenue Code that would prevent such treatment. The 100% tax does not apply to gains from the sale of property that is held through a TRS or other taxable corporation, although such income will be subject to tax in the hands of the corporation at regular corporate rates.

          The 2004 Act also contains two additional relief provisions for REITs that fail to satisfy the 10% vote or value REIT asset tests described above. Pursuant to a new “de minimis relief provision,” a REIT which fails the 10% vote or value tests is excused if the failure was (a) de minimis (generally, if the value of the assets causing the failure does not exceed the lesser of 1% of the REIT’s total assets, and $10,000,000), and (b) either the REIT disposes of the assets causing the failure within 6 months after the last day of the quarter in which the REIT identifies the failure, or the 10% vote and value tests are otherwise satisfied within that time frame. The 2004 Act also provides an additional “non-de minimis” relief provision pursuant to which a REIT that fails to satisfy the 10% vote or value tests in a taxable year may still qualify as a REIT if (a) the REIT provides the IRS with a description of each asset causing the failure, (b) the failure was due to reasonable cause and not willful neglect, (c) the REIT pays a tax equal to the greater of $50,000 and the highest rate of corporate tax imposed (currently 35%) on the net income generated by the assets causing the failure, and (d) either the REIT disposes of the assets causing the failure within 6 months after the last day of the quarter in which the REIT identifies the failure, or otherwise satisfies the 10% vote and value tests within that time frame. These two additional relief provisions are effective for taxable years beginning in 2005.
Penalty Tax
          Aimco will be subject to a 100% penalty tax on the amount of certain non-arm’s length payments received from, or certain expenses deducted by, its taxable REIT subsidiaries if the IRS were to successfully assert that the economic arrangements between Aimco and its taxable REIT subsidiaries are not comparable to similar transaction between unrelated parties. Such amounts may include rents from real property that are overstated as a result of services furnished by a TRS to tenants of Aimco and amounts that are deducted by a TRS for payments made to Aimco that are in excess of the amounts that would have been charged by an unrelated party.
          Aimco believes that the fees paid to its taxable REIT subsidiaries for tenant services are comparable to the fees that would be paid to an unrelated third party negotiating at arm’s-length. This determination, however, is inherently factual, and the IRS may assert that the fees paid by Aimco do not represent arm’s-length amounts. If the IRS successfully made such an assertion, Aimco would be required to pay a 100% penalty tax on the excess of an arm’s-length fee for tenant services over the amount actually paid.
Tax Aspects of Aimco’s Investments in Affiliated Partnerships
General
          Substantially all of Aimco’s investments are held indirectly through the Aimco Operating Partnership. In general, partnerships are “pass-through” entities that are not subject to Federal income tax. Rather, partners are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of a partnership, and are potentially subject to tax on these items, without regard to whether the partners receive a distribution from the partnership. Aimco will include in its income its proportionate share of the foregoing partnership items for purposes of the various REIT income tests and in the computation of its REIT taxable income. Moreover, for purposes of the REIT asset tests, Aimco will include its proportionate share of assets held by the Subsidiary Partnerships. See “Federal Income Taxation of Aimco and Aimco Investors — Taxation of Aimco — Effect of Subsidiary Entities — Ownership of Partnership Interests.”
Entity Classification
          Aimco’s direct and indirect investment in partnerships involves special tax considerations, including the possibility of a challenge by the IRS of the status of any of the Subsidiary Partnerships as a partnership, as opposed to as an association taxable as a corporation, for Federal income tax purposes. If any of these entities were treated as an association for Federal income tax purposes, it would be taxable as a corporation and therefore could be subject to an entity-level tax on its income. In such a situation, the character of Aimco’s assets and items of gross income would change and could preclude Aimco from satisfying the REIT asset tests and gross income tests (see “Federal Income Taxation of Aimco and Aimco Investors — Taxation of Aimco —Asset Tests” and “Federal Income Taxation of Aimco and Aimco Investors — Taxation of Aimco — Income Tests”), and in turn could prevent Aimco from qualifying as a REIT. See “Federal Income Taxation of Aimco and Aimco Investors — Taxation of Aimco — Failure to Qualify” above for a summary of the effect of Aimco’s failure to meet these tests for a taxable year. In addition, any change in the status of any of the Subsidiary Partnerships for tax purposes might be treated as a taxable event, in which case Aimco might incur a tax liability without any related cash distributions.
Tax Allocations with Respect to the Properties
          Under the Internal Revenue Code and the Regulations, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated for tax purposes in a manner such that the contributing partner is charged with, or benefits from the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of the unrealized gain or unrealized loss is generally equal to the difference between the fair market value of the contributed property at the time of contribution, and the adjusted tax basis of such property at the time of contribution (a “Book — Tax Difference”). Such allocations are solely for Federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. The Aimco Operating Partnership was formed by way of contributions of appreciated property. Consequently, allocations must be made in a manner consistent with these requirements. Where a partner contributes cash to a partnership at a time that the partnership holds appreciated (or depreciated) property, the Regulations provide for a similar allocation of these items to the other (i.e., non-contributing) partners. These rules apply to the contribution by Aimco to the Aimco Operating Partnership of the cash proceeds received in any offerings of its stock.
          In general, certain unitholders will be allocated lower amounts of depreciation deductions for tax purposes and increased taxable income and gain on the sale by the Aimco Operating Partnership or other Subsidiary Partnerships of the contributed properties. This will tend to eliminate the Book-Tax Difference over the life of these partnerships. However, the special allocations do not always entirely rectify the Book-Tax Difference on an annual basis or with respect to a specific taxable transaction such as a sale. Thus, the carryover basis of the contributed properties in the hands of the Aimco Operating Partnership or other Subsidiary Partnerships may cause Aimco to be allocated lower depreciation and other deductions, and possibly greater amounts of taxable income in the event of a sale of such contributed assets in excess of the economic or book income allocated to it as a result of such sale. This may cause Aimco to recognize, over time, taxable income in excess of cash proceeds, which might adversely affect Aimco’s ability to comply with the REIT distribution requirements. See “Federal Income Taxation of Aimco and Aimco Investors — Taxation of Aimco — Annual Distribution Requirements.”
          With respect to any property purchased or to be purchased by any of the Subsidiary Partnerships (other than through the issuance of units) subsequent to the formation of Aimco, such property will initially have a tax basis equal to its fair market value and the special allocation provisions described above will not apply.
Sale of the Properties
          Aimco’s share of any gain realized by the Aimco Operating Partnership or any other Subsidiary Partnership on the sale of any property held as inventory or primarily for sale to customers in the ordinary course of business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. See “Federal Income Taxation of Aimco and Aimco Investors — Taxation of Aimco — Prohibited Transactions.” Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a partnership’s trade or business is a question of fact that depends on all the facts and circumstances with respect to the particular transaction. The Aimco Operating Partnership and the other Subsidiary Partnerships intend to hold their properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing, owning and operating the properties and to make such occasional sales of the properties, including peripheral land, as are consistent with Aimco’s investment objectives.
Taxation of Taxable REIT Subsidiaries
          A portion of the amounts to be used to fund distributions to stockholders is expected to come from distributions made by Aimco’s taxable REIT subsidiaries to the Aimco Operating Partnership, and interest paid by the taxable REIT subsidiaries on certain notes held by the Aimco Operating Partnership. In general, taxable REIT subsidiaries pay Federal, state and local income taxes on their taxable income at normal corporate rates. Any Federal, state or local income taxes that Aimco’s taxable REIT subsidiaries are required to pay will reduce Aimco’s cash flow from operating activities and its ability to make payments to holders of its securities.

Taxation of Stockholders
Taxable Domestic Stockholders
          Distributions. Provided that Aimco qualifies as a REIT, distributions made to Aimco’s taxable domestic stockholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by them as ordinary income (35% maximum Federal rate through 2010) and will not be eligible for the dividends received deduction for corporations. With limited exceptions, dividends received from REITs are not eligible for taxation at the preferential income tax rates (15% maximum Federal rate through 2008) for qualified dividends received by individuals from taxable C corporations pursuant to the 2003 Act. Stockholders that are individuals, however, are taxed at the preferential rates on dividends designated by and received from REITs to the extent that the dividends are attributable to (i) income retained by the REIT in the prior taxable year on which the REIT was subject to corporate level income tax (less the amount of tax), (ii) dividends received by the REIT from taxable REIT subsidiaries or other taxable C corporations, or (iii) income in the prior taxable year from the sales of “built-in gain” property acquired by the REIT from C corporations in carryover basis transactions (less the amount of corporate tax on such income).
          Distributions (and retained net capital gains) that are designated as capital gain dividends will generally be taxed to stockholders as long-term capital gains, to the extent that they do not exceed Aimco’s actual net capital gain for the taxable year, without regard to the period for which the stockholder has held its stock. However, corporate stockholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. Long-term capital gains are generally taxable at maximum Federal rates of 15% (through 2008) in the case of stockholders who are individuals, and 35% in the case of stockholders that are corporations. Capital gains attributable to the sale of depreciable real property held for more than 12 months are subject to a 25% maximum Federal income tax rate for taxpayers who are individuals, to the extent of previously claimed depreciation deductions.
          In determining the extent to which a distribution constitutes a dividend for tax purposes, Aimco’s earnings and profits generally will be allocated first to distributions with respect to preferred stock prior to allocating any remaining earnings and profits to distributions on Aimco’s common stock. If Aimco has net capital gains and designates some or all of its distributions as capital gain dividends to that extent, the capital gain dividends will be allocated among different classes of stock in proportion to the allocation of earnings and profits as described above.
          Distributions in excess of current and accumulated earnings and profits will not be taxable to a stockholder to the extent that they do not exceed the adjusted basis of the stockholder’s shares in respect of which the distributions were made, but rather will reduce the adjusted basis of such shares. To the extent that such distributions exceed the adjusted basis of a stockholder’s shares, they will be included in income as long-term capital gain, or short-term capital gain if the shares have been held for one year or less. In addition, any dividend declared by Aimco in October, November or December of any year and payable to a stockholder of record on a specified date in any such month will be treated as both paid by Aimco and received by the stockholder on December 31 of such year, provided that the dividend is actually paid by Aimco before the end of January of the following calendar year.
          To the extent that a REIT has available net operating losses and capital losses carried forward from prior tax years, such losses may reduce the amount of distributions that must be made in order to comply with the REIT distribution requirements. See Federal Income Taxation of Aimco and Aimco Investors — Taxation of Aimco — Annual Distribution Requirements.” Such losses, however, are not passed through to stockholders and do not offset income of stockholders from other sources, nor would they affect the character of any distributions that are actually made by a REIT, which are generally subject to tax in the hands of stockholders to the extent that the REIT has current or accumulated earnings and profits.
          Dispositions of Aimco Stock. In general, capital gains recognized by individuals upon the sale or disposition of shares of Aimco stock will, pursuant to the 2003 Act, be subject to a maximum Federal income tax rate of 15% (from May 6, 2003 through 2008) if the Aimco stock is held for more than 12 months, and will be taxed at ordinary income rates (of up to 35% through 2010) if the Aimco stock is held for 12 months or less. Gains recognized by stockholders that are corporations are subject to Federal income tax at a maximum rate of 35%, whether or not classified as long-term capital gains. Capital losses recognized by a stockholder upon the disposition of Aimco stock held for more than one year at the time of disposition will be considered long-term capital losses, and are generally available only to offset capital gain income of the stockholder but not ordinary income (except in the case of individuals, who may offset up to $3,000 of ordinary income each year). In addition, any loss upon a sale or exchange of shares of Aimco stock by a stockholder who has held the shares for six months or less, after applying holding period rules, will be treated as a long-term capital loss to the extent of distributions received from Aimco that are required to be treated by the stockholder as long-term capital gain.
          A redemption of Aimco stock (including preferred stock or equity stock) will be treated under Section 302 of the Internal Revenue Code as a dividend subject to tax at ordinary income tax rates (to the extent of Aimco’s current or accumulated earnings and profits), unless the redemption satisfies certain tests set forth in Section 302(b) of the Internal Revenue Code enabling the redemption to be treated as a sale or exchange of the stock. The redemption will satisfy such test if it (i) is “substantially disproportionate” with respect to the holder (which will not be the case if only the stock is redeemed, since it generally does not have voting rights), (ii) results in a “complete termination” of the holder’s stock interest in Aimco, or (iii) is “not essentially equivalent to a dividend” with respect to the holder, all within the meaning of Section 302(b) of the Internal Revenue Code. In determining whether any of these tests have been met, shares considered to be owned by the holder by reason of certain constructive ownership rules set forth in the Internal Revenue Code, as well as shares actually owned, must generally be taken into account. Because the determination as to whether any of the alternative tests of Section 302(b) of the Internal Revenue Code is satisfied with respect to any particular holder of the stock will depend upon the facts and circumstances as of the time the determination is made, prospective investors are advised to consult their own tax advisors to determine such tax treatment. If a redemption of the stock is treated as a distribution that is taxable as a dividend, the amount of the distribution would be measured by the amount of cash and the fair market value of any property received by the stockholders. The stockholder’s adjusted tax basis in such redeemed stock would be transferred to the holder’s remaining stockholdings in Aimco. If, however, the stockholder has no remaining stockholdings in Aimco, such basis may, under certain circumstances, be transferred to a related person or it may be lost entirely.
          If an investor recognizes a loss upon a subsequent disposition of stock or other securities of Aimco in an amount that exceeds a prescribed threshold, it is possible that the provisions of recently adopted Regulations involving “reportable transactions” could apply, with a resulting requirement to separately disclose the loss generating transaction to the IRS. While these Regulations are directed towards “tax shelters,” they are written quite broadly, and apply to transactions that would not typically be considered tax shelters. In addition, legislative proposals have been introduced in Congress, that, if enacted, would impose significant penalties for failure to comply with these requirements. Prospective investors should consult your tax advisors concerning any possible disclosure obligation with respect to the receipt or disposition of stock or securities of Aimco, or transactions that might be undertaken directly or indirectly by Aimco. Moreover, prospective investors should be aware that Aimco and other participants in the transactions involving Aimco (including their advisors) might be subject to disclosure or other requirements pursuant to these Regulations
Taxation of Foreign Stockholders
          The following is a summary of certain anticipated U.S. Federal income and estate tax consequences of the ownership and disposition of securities applicable to Non-U.S. Holders of securities. A “Non-U.S. Holder” is generally any person other than (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized in the United States or under the laws of the United States or of any state thereof or the District of Columbia, (iii) an estate whose income is includable in gross income for U.S. Federal income tax purposes regardless of its source or (iv) a trust if a United States court is able to exercise primary supervision over the administration of such trust and one or more United States fiduciaries have the authority to control all substantial decisions of such trust. The discussion is based on current law and is for general information only. The discussion addresses only certain and not all aspects of U.S. Federal income and estate taxation.
          Ordinary Dividends. The portion of dividends received by Non-U.S. Holders payable out of Aimco’s earnings and profits which are not attributable to capital gains of Aimco and which are not effectively connected with a U.S. trade or business of the Non-U.S. Holder will be subject to U.S. withholding tax at the rate of 30% (unless reduced by treaty and the Non-U.S. Holder provides appropriate documentation regarding its eligibility for treaty benefits). In general, Non-U.S. Holders will not be considered engaged in a U.S. trade or business solely as a result of their ownership of securities. In cases where the dividend income from a Non-U.S. Holder’s investment in securities is, or is treated as, effectively connected with the Non-U.S. Holder’s conduct of a U.S. trade or business, the Non-U.S. Holder generally will be subject to U.S. tax at graduated rates, in the same manner as domestic stockholders are taxed with respect to such dividends, and may also be subject to the 30% branch profits tax in the case of a Non-U.S. Holder that is a corporation.
          Non-Dividend Distributions. Unless Aimco stock constitutes a United States real property interest (a “USRPI”) within the meaning of the Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”), distributions by Aimco which are not dividends out of the earnings and profits of Aimco will not be subject to U.S. income tax. If it cannot be determined at the time at which a distribution is made whether or not the distribution will exceed current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to dividends. However, the Non-U.S. Holder may seek a refund from the IRS of any amounts withheld if it is subsequently determined that the distribution was, in fact, in excess of current and accumulated earnings and profits of Aimco. If Aimco stock constitutes a USRPI, distributions by Aimco in excess of the sum of its earnings and profits plus the stockholder’s basis in its Aimco stock will be taxed under FIRPTA at the rate of tax, including any applicable capital gains rates, that would apply to a domestic stockholder of the same type (e.g., an individual or a corporation, as the case may be), and the collection of the tax will be enforced by a refundable withholding at a rate of 10% of the amount by which the distribution exceeds the stockholder’s share of Aimco’s earnings and profits.
          Capital Gain Dividends. Under FIRPTA, a distribution made by Aimco to a Non-U.S. Holder, to the extent attributable to gains from dispositions of USRPIs held by Aimco directly or through pass-through subsidiaries (“USRPI Capital Gains”), will be considered effectively connected with a U.S. trade or business of the Non-U.S. Holder and will be subject to U.S. income tax at the rates applicable to U.S. individuals or corporations, without regard to whether the distribution is designated as a capital gain dividend. In addition, Aimco will be required to withhold tax equal to 35% of the amount of dividends to the extent such dividends constitute USRPI Capital Gains. Distributions subject to FIRPTA may also be subject to a 30% branch profits tax in the hands of a Non-U.S. Holder that is a corporation. A distribution is not a USRPI capital gain if Aimco held the underlying asset solely as a creditor. Capital gain dividends received by a non-U.S. holder from a REIT that are not USRPI capital gains are generally not subject to U.S. income or withholding tax. Pursuant to the 2004 Act, beginning in 2005 capital gain dividends received by a foreign stockholder are treated in the same manner as ordinary income dividends, provided that (1) the capital gain dividends are received with respect to a class of stock that is regularly traded on an established securities market located in the United States, and (2) the foreign stockholder does not own more than 5% of that class of stock at any time during the taxable year in which the capital gain dividends are received.
          Dispositions of Aimco Stock. Unless Aimco stock constitutes a USRPI, a sale of the stock by a Non-U.S. Holder generally will not be subject to taxation under FIRPTA. The stock will not constitute a USRPI if Aimco is a “domestically controlled REIT.” A domestically controlled REIT is a REIT in which, at all times during a specified testing period, less than 50% in value of its shares is held directly or indirectly by Non-U.S. Holders. Aimco believes that it is, and it expects to continue to be, a domestically controlled REIT. If Aimco is, and continues to be, a domestically controlled REIT, the sale of Aimco stock should not be subject to taxation under FIRPTA. Because most classes of stock of Aimco are publicly traded, however, no assurance can be given that Aimco is or will continue to be a domestically controlled REIT.
          Even if Aimco does not constitute a domestically controlled REIT, a Non-U.S. Holder’s sale of stock generally nonetheless will generally not be subject to tax under FIRPTA as a sale of a USRPI provided that:
•	the stock is of a class that is “regularly traded” (as defined by applicable Regulations) on an established securities market (e.g., the NYSE, on which Aimco stock is listed), and

•	the selling Non-U.S. Holder held 5% or less of such class of Aimco’s outstanding stock at all times during a specified testing period.
          If gain on the sale of stock of Aimco were subject to taxation under FIRPTA, the Non-U.S. Holder would be subject to the same treatment as a U.S. stockholder with respect to such gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals) and the purchaser of the stock could be required to withhold 10% of the purchase price and remit such amount to the IRS.

          Gain from the sale of Aimco stock that would not otherwise be subject to taxation under FIRPTA will nonetheless be taxable in the United States to a Non-U.S. Holder in two cases. First, if the Non-U.S. Holder’s investment in the Aimco stock is effectively connected with a U.S. trade or business conducted by such Non-U.S. Holder, the Non-U.S. Holder will be subject to the same treatment as a U.S. stockholder with respect to such gain. Second, if the Non-U.S. Holder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States, the nonresident alien individual will be subject to a 30% tax on the individual’s capital gain.
Estate Tax
          Aimco stock owned or treated as owned by an individual who is not a citizen or resident (as specially defined for U.S. federal estate tax purposes) of the United States at the time of death will be includible in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise. Such individual’s estate may be subject to U.S. federal estate tax on the property includible in the estate for U.S. federal estate tax purposes.
Information Reporting Requirements and Backup Withholding
          Aimco will report to its U.S. stockholders and to the IRS the amount of distributions paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, a stockholder may be subject to backup withholding at the rate of 28% (through 2010) with respect to distributions paid unless such holder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (ii) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules. A stockholder who does not provide Aimco with his correct taxpayer identification number also may be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the stockholder’s income tax liability. In addition, Aimco may be required to withhold a portion of capital gain distributions to any Non-U.S. Holders. The IRS has issued final Regulations regarding the withholding, backup withholding and information reporting rules as applied to Non-U.S. Holders. Prospective investors in securities should consult their tax advisors regarding the application of these Regulations.
Taxation of Tax-Exempt Stockholders
          Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from Federal income taxation. However, they are subject to taxation on their unrelated business taxable income (“UBTI”). While many investments in real estate may generate UBTI, the IRS has ruled that dividend distributions from a REIT to a tax-exempt entity do not constitute UBTI. Based on that ruling, and provided that (1) a tax-exempt stockholder has not held its Aimco stock as “debt financed property” within the meaning of the Internal Revenue Code (i.e., where the acquisition or holding of the property is financed through a borrowing by the tax-exempt stockholder), and (2) the Aimco stock is not otherwise used in an unrelated trade or business, Aimco believes that distributions from Aimco and income from the sale of the Aimco stock should not give rise to UBTI to a tax-exempt stockholder.
          Tax-exempt stockholder that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans that are exempt from taxation under paragraphs (7), (9), (17) and (20), respectively, of Section 501(c) of the Internal Revenue Code are subject to different UBTI rules, which generally will require them to characterize distributions from Aimco as UBTI.
          In addition, in certain circumstances, a pension trust that owns more than 10% of Aimco’s stock could be required to treat a percentage of the dividends from Aimco as UBTI (the “UBTI Percentage”). The UBTI Percentage is the gross income derived by Aimco from an unrelated trade or business (determined as if Aimco were a pension trust) divided by the gross income of Aimco for the year in which the dividends are paid. The UBTI rule applies to a pension trust holding more than 10% of Aimco’s stock only if:

•	the UBTI Percentage is at least 5%,

•	Aimco qualifies as a REIT by reason of the modification of the 5/50 Rule that allows the beneficiaries of the pension trust to be treated as holding shares of Aimco in proportion to their actuarial interest in the pension trust, and

•	either (A) one pension trust owns more than 25% of the value of Aimco’s stock or (B) a group of pension trusts each individually holding more than 10% of the value of Aimco’s stock collectively owns more than 50% of the value of Aimco’s stock.
The restrictions on ownership and transfer of Aimco’s stock should prevent an Exempt Organization from owning more than 10% of the value of Aimco’s stock.
Legislative or Other Actions Affecting REITs
          The recently enacted 2004 Act makes numerous changes to the REIT tax rules, including the adoption of a new REIT asset test relief provision, as described above. Except as noted above, the provisions of the 2004 Act are effective for taxable years beginning in 2005.
          The Jobs and Growth Tax Relief Reconciliation Act of 2003 reduced the maximum tax rates at which individuals are taxed on capital gains from 20% to 15% (from May 6, 2003 through 2008) and on dividends payable by taxable C corporations from 38.6% to 15% (from January 1, 2003 through 2008). While gains from the sale of the stock of REITs are eligible for the reduced tax rates, dividends payable by REITs are not eligible for the reduced tax rates except in limited circumstances. See “Taxation of Stockholders – Taxation of Taxable Domestic Stockholders – Distributions.” As a result, dividends received from REITs generally will continue to be taxed at ordinary income rates (now at a maximum rate of 35% through 2010). The more favorable tax rates applicable to regular corporate dividends could cause investors who are individuals to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the stock of REITs, including stock of Aimco.
          In addition, recent revenue proposals, if enacted, would amend Section 163(j) of the Internal Revenue Code to limit the ability of a TRS to deduct interest paid to its parent REIT in excess the limitations currently in effect.
          The rules dealing with Federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department. No assurance can be given as to whether, or in what form, the proposal described above (or any other proposals affecting REITs or their stockholders) will be enacted. Changes to the Federal laws and interpretations thereof could adversely affect an investment in Aimco or the Aimco Operating Partnership.
State, Local and Foreign Taxes
          The Aimco Operating Partnership and its partners and Aimco and its stockholders may be subject to state, local or foreign taxation in various jurisdictions, including those in which it or they transact business, own property or reside. It should be noted that the Aimco Operating Partnership owns properties located in a number of states and local jurisdictions, and the Aimco Operating Partnership may be required to file income tax returns in some or all of those jurisdictions. The state, local or foreign tax treatment of the Aimco Operating Partnership and its partners and Aimco and its stockholders may not conform to the Federal income tax consequences discussed above. Consequently, prospective investors should consult their own tax advisors regarding the application and effect of state, local and foreign tax laws on an investment in the Aimco Operating Partnership or Aimco.
WHERE YOU CAN FIND MORE INFORMATION
          We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov. The Securities Exchange Act of 1934 filing number for Aimco is 1-13232.

          The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below, and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the offering is completed.
•	Apartment Investment and Management Company’s Annual Report on Form 10-K for the year ended December 31, 2004;

•	Apartment Investment and Management Company’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005;

•	Apartment Investment and Management Company’s Proxy Statement for the 2005 Annual Meeting of Stockholders of Aimco;

•	Apartment Investment and Management Company’s Current Reports on Form 8-K, dated January 27, 2005 (filed February 1, 2005); February 16, 2005 (filed February 23, 2005); May 25, 2005 (filed May 27, 2005); May 31, 2005 (filed June 2, 2005); June 7, 2005 (filed June 7, 2005); June 16, 2005 (filed June 22, 2005); July 14, 2005 (filed July 14, 2005); November 21, 2005 (filed November 22, 2005); December 19, 2005 (filed December 19, 2005); December 28, 2005 (filed December 28, 2005); and December 28, 2005 (filed December 28, 2005); and

•	the description of Apartment Investment and Management Company’s capital stock contained in its Registration Statement on Form 8-A (File No. 1-13232) filed July 19, 1994, including any amendment or reports filed for the purpose of updating such description.
          You may request a copy of these filings, at no cost, by writing or calling us at the following address and telephone number:
Corporate Secretary
Apartment Investment and Management Company
4582 South Ulster Street Parkway
Suite 1100
Denver, Colorado 80237
(303) 757-8101
          You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone to provide you with different information. The selling stockholders named herein are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.
LEGAL MATTERS
          Certain tax matters will be passed upon for Aimco by Skadden, Arps, Slate, Meagher & Flom LLP. The validity of the Class A Common Stock offered hereby will be passed upon for Aimco by DLA Piper Rudnick Gray Cary US LLP, Baltimore, Maryland.
EXPERTS
          The consolidated financial statements of Aimco appearing in its Current Report on Form 8-K filed on December 28, 2005 (including schedules appearing therein), and Aimco management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 included in Aimco’s Annual Report on Form 10-K for the year ended December 31, 2004 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon included therein, and incorporated herein by reference. Such financial statements and management’s assessment are, and audited financial statements and Aimco management’s assessments of the effectiveness of internal control over financial reporting to be included in subsequently filed documents will be, incorporated herein in reliance upon the reports of Ernst & Young LLP pertaining to such financial statements and management’s assessments (to the extent covered by consents filed with the Securities and Exchange Commission) given on the authority of such firm as experts in accounting and auditing.